KAT GOLD HOLDINGS, INC.

1149 Topsail Rd.

Mount Pearl, Newfoundland

A1N 5G2, CANADA

October 25, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:

Larry Spirgel

Assistant Director

Re:

Kat Gold Holdings, Corp.

Amendment No. 4 to Registration Statement on Form S-1

Filed October 18, 2012

File No. 333-180734

Dear Mr. Spirgel:

Kat Gold Holdings, Corp. (the “Company”) hereby submits a response to certain comments made to our counsel by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a telephonic conversation on October 24, 2012 relating to Amendment No. 4 to the Form S-1 (“Amendment”) filed with the Commission  on October 18, 2012. The Staff referred to comments it had made in its letter to the Company dated October 11, 2012, which are addressed below.

1. Former Comment No. 6.

The Staff acknowledged that the reference to Canadian mineral license 018404M, which was part of what the Amendment refers to as the Rusty Ridge Property, had been deleted but averred that the Amendment nonetheless referred to 53 claims that are in good standing and questioned whether this figure is accurate.  We hereby confirm to you that this figure is accurate.  Amendment No. 2, which was filed on August 23, 2012, included the number of claims contained in mineral license 018404M and referred to an aggregate of 155 claims.  That figure was changed to 53 claims in Amendment No. 3 and remains correct.

2.  Former Comment No. 7.

The Staff recognized that the Company addressed its comment regarding the related party loan in the “Cash Requirements” section of the Amendment but requested that similar language be included under “Certain Relationships and Related Transactions,” as required by Item 404 of Regulation S-K.  We respectfully request your concurrence that we have complied with this comment; please see page 54.

3.  Kat Exploration web site.

The Staff discussed the contents of the web site maintained by Kat Exploration, the Company’s parent company, with counsel for the Company and advised that the Staff at times requests that entities who file reports with the Commission include certain disclaimers regarding the statements made regarding mineral reserves on their web sites.  We hereby confirm to you that Kat Exploration has agreed to add a disclaimer of this nature to the appropriate part of its web site (which refers to the Ekom Eya property) as soon as practicable.  The Company believes that the disclaimer will read substantially as follows:

“Cautionary Note to U.S. Investors -- Information Concerning Preparation of Resource Estimates

Information on this web site has not been prepared and disclosed in accordance with the requirements of the securities laws in effect in the United States.

The information contained on this web site differs significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission ("SEC") under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning "inferred resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that "inferred resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an "inferred resource" exists or is economically or legally mineable.

Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.”

The Company hereby acknowledges that:

•

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (709) 368-1024 or our counsel Henry Nisser at (212) 930-9700.

Very truly yours,

/s/ Kenneth Stead